CI Financial

07028009

2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-364-1145
F: 416-364-4990
1-800-268-9374

SEC MAIL RECEIVED PROCESSING
NOV 09 2007
WASH, D.C. 167 SECTION

Best Available Copy

SUPPL

November 1, 2007

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI ~~Financial Income Fund~~ Fund Management, as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

Douglas J. Jamieson
Senior Vice-President,
and Chief Financial Officer

DJJ/cc
Encls.

c: Chris von Boetticher (w/o encls.)

11/16

j:\ci\mjk\letters\sec-ltr.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and assets for September

TORONTO (October 1, 2007) – CI Financial Income Fund ("CI") today reported assets under management of $69.0 billion and fee-earning assets of $96.5 billion as of September 30, 2007. These totals represent increases over a year ago of 18.4% and 26.8%, respectively.

CI Investments Inc. had gross sales of $660 million during the month and net sales of $134 million, including net sales of long-term funds of $114 million. United Financial Corporation reported gross sales of $142 million and net redemptions of $14 million. In total, CI had gross sales of $802 million and net sales of $120 million in September. For the year-to-date, CI reported gross sales of $8.9 billion and net sales of $1.6 billion.

"CI posted excellent asset growth during the month as equity markets recovered from their summer decline," said President Stephen A. MacPhail. "Our retail sales have remained positive, even as the industry fell into net redemptions in August."

CI's assets under management at September 30, 2007 consisted of investment fund assets at CI Investments and United Financial of $64.8 billion, structured product assets of $727 million and $3.5 billion of institutional assets at KBSH Capital Management Inc. CI also reported administered and other assets of $27.5 billion, which included $16.4 billion in assets under administration at Assante Wealth Management (Canada) Ltd. (net of assets under management at United Financial), assets under administration at Blackmont Capital Inc. of $9.4 billion, and institutional assets at Trilogy Global Advisors, LLC that generate fees for CI.

In other news, Morningstar Canada announced in September that CI Investments had the industry's most mutual and segregated funds with its top five-star rating at August 31, 2007, with 41.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI FINANCIAL INCOME FUND September 30, 2007 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$560	$446	$114
CI money market	100	80	20
TOTAL CI Investments	$660	$526	$134
TOTAL United Financial	$142	$156	-$14
TOTAL CI	$802	$682	$120

FEE-EARNING ASSETS	August 31/07 (millions)	September 30/07 (millions)	% Change
CI mutual/segregated funds	$54,305	$55,050	1.4%
United Financial funds	9,759	9,716	-0.4%
	$64,064	$64,766	1.1%
Structured products	722	727	0.7%
TOTAL retail assets under management	$64,786	$65,493	1.1%
Institutional managed assets	3,450	3,487	1.1%
TOTAL assets under management	$68,236	$68,980	1.1%
CI administered/other assets	1,712	1,703	-0.5%
Assante assets under administration (net of United funds)	16,427	16,427	0.0%
Blackmont assets under administration	9,122	9,359	2.6%
TOTAL FEE-EARNING ASSETS	$95,497	$96,469	1.0%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	August 31/07 (millions)	September 30/07 (millions)	% Change
Monthly	$64,055	$64,961	1.4%
Quarter-to-date	$65,381	$65,244	-0.2%
Fiscal year-to-date	$65,136	$65,117	0.0%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2006 (Dec.) (millions)	Fiscal 2007 (millions)	% Change
Fiscal year average retail assets	$58,735	$65,117	10.9%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,863,376	Bank debt	$826
Trust units	139,410,801	Cash & marketable securities	(65)
Total outstanding units	286,274,177	Net debt outstanding	$761
Quarter-to-date weighted average units outstanding	285,216,998	Net debt to annualized EBITDA (most recent quarter)	0.97:1
Yield at $26.40	8.6%	In-the-money equity comp. liability (net of tax)	$16
In-the-money options	2,865,689	Terminal redemption value of funds	$782
Percentage of all options	89%	Quarter-to-date equity-based compensation*	($1)
All options % of units	1.1%		

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($27.10) to September 30, 2007 ($26.40).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**48%**	**Asia**	**4%**
United States	**22%**	**Other**	**3%**
Europe	**12%**	**Cash**	**11%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending October 31, 2007

Toronto, October 1, 2007 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending October 31, 2007 of $0.04167 per Priority Equity Share and $0.0875 per Class A Share payable on October 31, 2007 to unitholders of record as at October 15, 2007.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.0875 per Class A Share to yield 7.0% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX: UN**

CI Investments offers Canadian investors true tax efficiency with T-Class

TORONTO (October 15, 2007) – CI Investments Inc. ("CI") today announced the launch of T-Class, a solution that allows investors to draw a tax-efficient monthly cash flow from their non-registered investments while maintaining the potential for growth.

T-Class makes monthly payments in the form of return of capital, which is not taxable.

"After-tax income is the critical issue for investors since many traditional interest-paying investments offer both low yields and high tax rates," said Peter W. Anderson, CI's Chief Executive Officer. "As one of the most tax-efficient investments available, T-Class is an important option for retirees and other Canadians planning for their retirement."

CI's T-Class is available on 25 funds within CI Corporate Class, a combination that offers true tax efficiency. The Corporate Class structure minimizes annual dividends and allows investors to switch between funds without triggering taxable capital gains – allowing for exceptional flexibility in constructing a tax-efficient non-registered portfolio.

"This structure means that investors can enjoy the tax advantages and the broad selection of top mutual funds within CI Corporate Class while saving for retirement and then, at retirement, create an income stream by switching tax-free to T-Class," Mr. Anderson said.

CI is offering one of the industry's broadest selections of series T funds, including income, equity, balanced and portfolio funds. The T-Class option is available on 25 Corporate Class funds, as well as four funds from CI's popular Portfolio Series, which are mutual fund trusts.

Investors have their choice of annual payouts of 5% or 8%, or they can create a customized payout through a combination of T-Class and non-T-Class shares. Since the funds chosen for T-Class have a track record of performance that would have sustained a payout of 5% or 8% without eroding investors' capital, a T-Class portfolio has the potential for continued growth while also providing a monthly cash flow. Additional information is available at www.ci.com.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $96.5 billion in fee-earning assets as of September 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

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For further information:
Peter W. Anderson
Chief Executive Officer
CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est, Vingtième étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Grâce à la Catégorie T, Placements CI offre aux investisseurs canadiens une réelle efficacité fiscale

TORONTO (15 octobre 2007) – CI Investments Inc. (« CI ») a annoncé aujourd'hui le lancement de la Catégorie T, une solution qui permet aux investisseurs de recevoir un revenu mensuel fiscalement avantageux à partir de leurs placements non enregistrés, afin qu'ils puissent bénéficier d'un potentiel de croissance continue.

La Catégorie T verse des distributions sous forme de remboursements de capital non imposables.

« La possibilité de bénéficier d'un revenu net d'impôt est devenu un sujet de grande importance pour les investisseurs, étant donné qu'un grand nombre de placements à revenu traditionnels n'offrent que de faibles rendements et des taux d'intérêt élevés », a déclaré Peter W. Anderson, chef de la direction de CI. « Étant l'une des plus rentables solutions de placement sur le plan fiscal, la Catégorie T représente une importante option non seulement pour les retraités mais également pour tous les Canadiens qui planifient leur retraite ».

La Catégorie T de CI est offerte par l'entremise de 25 fonds disponibles sous le parapluie de la Catégorie de société CI, une combinaison qui représente une réelle efficacité fiscale. La Catégorie de société se fonde sur une structure qui minimise les distributions annuelles de dividendes et qui permet aux investisseurs d'effectuer des transferts interfonds sans produire de gains en capital imposables.

« Cette structure permet aux investisseurs qui épargnent pour leur retraite de bénéficier des avantages fiscaux qu'offrent la vaste gamme de fonds communs de placement de la Catégorie de société CI. Suite à la prise de leur retraite, les investisseurs ont la possibilité de s'assurer un flux de revenus grâce aux transferts non imposables vers la Catégorie T », a déclaré M. Anderson.

CI offre maintenant l'une des plus vastes sélections de fonds de la série T, y compris des portefeuilles et des fonds de revenu, d'actions et équilibrés. La Catégorie T est disponible pour 25 fonds de la Catégorie de société, ainsi que quatre fonds de la Série Portefeuilles CI — une solution de placement populaire qui se compose de fiducies de fonds communs.

Les investisseurs peuvent opter pour des distributions annuelles de 5 % ou de 8 %, ou ils peuvent établir un programme de prestations personnalisé grâce à la combinaison de placements qu'ils possèdent dans leurs portefeuilles composés de parts de la Catégorie T et d'autres solutions de placement. Étant donné que les rendements antérieurs des fonds de la Catégorie T auraient permis des distributions de 5 % ou 8 % sans éroder le capital des clients, un portefeuille de fonds de la Catégorie T offre le potentiel d'une croissance continue, tout en procurant un flux mensuel de revenus. Des renseignements supplémentaires peuvent également être obtenus au www.ci.com.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 96,5 milliards de dollars le 30 septembre 2007. CI offre une large gamme de produits et services de placement, dont l'une des plus importantes sélections de fonds communs de l'industrie, et possède un site web qui se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements:
Peter W. Anderson
Chef de la direction
CI Investments Inc.
416-364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Indicative Distribution For Next Twelve Months

Toronto, October 17, 2007 – Skylon All Asset Trust (the "Trust") announces an indicative distribution for the following twelve months of $1.50 per unit ($0.375 per quarter), based upon prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\oct07\rel-all-asset-indicative.doc

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending October 31, 2007

Toronto, October 17, 2007 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending October 31, 2007 payable on November 14, 2007 to unitholders of record as at October 31, 2007:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\oct07\rel-aggregate.doc

UNITED FINANCIAL™

2 Queen Street East, Nineteenth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-348-9994 Toll Free: 1-888-348-9994
www.unitedfinancial.ca

News Release

FOR IMMEDIATE RELEASE

United Financial's new Corporate Class enhances tax efficiency of portfolio programs

TORONTO (October 22, 2007) – United Financial Corporation today launched its Corporate Class share versions of the United Pools, giving advisors and their clients enhanced tax efficiency for investment portfolios.

Corporate Class is being added to United Financial's Optima Strategy and Private Client Managed Portfolios programs, which offer customized investment management solutions to affluent clients.

"This new option empowers our advisors to bring more sophisticated solutions to clients, to reduce taxes and costs and ultimately benefit from the power of enhanced compounding afforded by this structure for many years into the future," said Joseph Canavan, Chairman and Chief Executive Officer of United Financial.

Corporate Class shares are structured as part of a *corporation* – rather than a traditional mutual fund *trust*. This structure provides investors with a number of tax advantages, including the ability to rebalance their non-registered portfolios without triggering taxable capital gains, allowing for additional compounded growth by deferring tax.

"The Optima Strategy and Private Client Managed Portfolios programs have always differentiated themselves in the market through their disciplined investment process and account consolidation at the family level," Mr. Canavan said. "By enhancing their tax effectiveness, we are making each a truly comprehensive solution that fits well with the needs of Canadian investors."

United Financial Corporation is a Canadian investment management and wealth planning firm with approximately $10 billion in assets under management. It provides customized managed portfolio solutions for individuals, families and businesses through the Artisan Portfolios, Institutional Managed Portfolios, Optima Strategy, and Private Client Managed Portfolios programs distributed through advisors with Assante Wealth Management and Stonegate Private Counsel LP. United Financial is on the Web at www.unitedfinancial.ca.

United Financial is controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $96.5 billion in fee-earning assets as of September 30, 2007. CI is on the Web at www.ci.com/cix.

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For more information, please contact:
Murray Oxby
Director, Communications
(416) 681-3254

FINANCIÈRE UNIE[MC]

2, rue Queen Est, 19e étage Toronto (Ontario) M5C 3G7
Téléphone: 416-348-9994 Sans frais: 1-888-348-9994
www.unitedfinancial.ca/fr/

Communiqué

POUR DIFFUSION IMMÉDIATE

Les nouveaux Fonds de Catégorie de société de Corporation Financière Unie accroissent l'efficacité fiscale de ses portefeuilles

TORONTO (le 22 octobre 2007) – Corporation Financière Unie a procédé aujourd'hui au lancement des versions Catégorie de société des Fonds Unie afin d'offrir aux conseillers financiers et à leurs clients une efficacité fiscale accrue dans leurs portefeuilles.

La Catégorie de société s'ajoute aux Fonds Optima Stratégie et aux Portefeuilles de gestion privée de Financière Unie, qui constituent des solutions personnalisées de gestion de placements pour les clients financièrement aisés.

« Avec cette nouvelle option, nos conseillers peuvent proposer des solutions plus élaborées à leurs clients, réduire leur imposition et leurs coûts et en bout de ligne, bénéficier de la puissance d'une capitalisation composée plus efficace dans le cadre de cette structure et pour de nombreuses années à venir », a déclaré Joseph Canavan, président du c.a. et chef de la direction de Financière Unie.

Les actions de Catégorie de société sont structurées sous forme de *société incorporée*, au lieu de la structure en *fiducie* des fonds traditionnels. Cela procure aux investisseurs divers avantages sur le plan fiscal, y compris la possibilité de rééquilibrer leurs portefeuilles non enregistrés sans entraîner de gains en capital imposables, ce qui favorise une plus forte croissance composée en reportant les impôts.

« Les programmes Optima Stratégie et Portefeuilles de gestion privée se sont toujours différenciés sur le marché par leur processus d'investissement discipliné et par la consolidation des comptes dans l'ensemble des familles, a ajouté M. Canavan. En accroissant leur efficacité fiscale, nous faisons de ces programmes des solutions qui répondent étroitement aux besoins des investisseurs au Canada ».

Corporation Financière Unie est une société canadienne de gestion des placements et de planification du patrimoine qui gère un actif d'environ 19 milliards de dollars. Elle offre des solutions de gestion de portefeuille personnalisées aux particuliers, aux familles et aux sociétés avec ses programmes Portefeuilles Artisan, Portefeuilles gestion institutionnelle, Optima Stratégie et Portefeuille de gestion privée distribués par l'entremise des conseillers de Gestion de patrimoine Assante et de Stonegate Private Counsel LP. On trouve Financière Unie sur le Web à www.unitedfinancial.ca/fr/.

Financière Unie est sous le contrôle de CI Financial Income Fund (symbole TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 96,5 milliards de dollars le 30 septembre 2007.

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Pour de plus amples renseignements:
Murray Oxby
Directeur, Communications
416-681-3254

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND
RENEWS NORMAL COURSE ISSUER BID

Toronto, October 26, 2007 - DDJ High Yield Fund (the "Fund") intends to purchase for cancellation up to 332,183 of its Trust Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 332,183 Trust Units represent 10% of the public float of the Fund being 3,321,829 Trust Units as at October 22, 2007. The number of issued and outstanding Trust Units as at October 22, 2007 is 3,321,829.

The purchases may commence on November 1, 2007 and will terminate on October 31, 2008, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Amended and Restated Trust Agreement governing the Fund, the Fund may only repurchase Trust Units at a price which is less than 90% of the most recently determined Net Asset Value per Trust Unit. If the Trust Units are trading at more than a 10% discount to the Net Asset Value per Trust Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Trust Units to purchase Trust Units in the market.

The Fund did not purchase any Trust Units pursuant to its previous normal course issuer bid which commenced on November 1, 2006 and will expire on October 31, 2007.

For further information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial Income Fund announces that it was not able to meet target for circular for DundeeWealth Inc.

TORONTO (October 26, 2007) - CI Financial Income Fund (TSX: CIX.UN) announced today that it was not able to meet the October target for the take-over bid circular for DundeeWealth Inc.

On September 26, 2007 CI announced its intention to make a take-over bid to acquire all of the common shares of DundeeWealth Inc. At that time, CI stated that it expected to be in a position to mail its take-over bid circular in October. CI today announced that circumstances have changed and as such CI does not anticipate being able to proceed in accordance within the previously announced timeframe.

About CI Financial Income Fund

CI Financial Income Fund is an independent, Canadian-owned wealth management company with approximately $96.5 billion in fee-earning assets as at September 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

For further information:
William T. Holland
Chief Executive Officer

Stephen A. MacPhail
President

CI Financial Income Fund
(416) 364-1145

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces earnings conference call and webcast

TORONTO (October 30, 2007) – CI Financial Income Fund ("CI") today announced that it will hold a conference call and webcast on November 6, 2007, at 3 p.m. Eastern Time to discuss its financial results for the third quarter. Chief Executive Officer William T. Holland and President Stephen A. MacPhail will host the call.

The webcast, which will include a slide presentation, will be available at www.ci.com/q3. Alternatively, investors may listen to the discussion by dialling (416) 644-3423 or 1-800-732-1073.

The call will be available for playback after 6 p.m. that day until November 20, 2007, at (416) 640-1917 or 1-877-289-8525 (passcode: 21251524, followed by the number sign). The webcast will be archived at www.ci.com/q3. CI expects to release its results at about 12:00 p.m. on November 6 on Canada Newswire and www.ci.com/cix.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $96.5 billion in fee-earning assets at September 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Stephen A. MacPhail
President
Tel.: (416) 364-1145

END